O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

November 14, 2024

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Knighted Pastures, LLC Allied Gaming & Entertainment, Inc. (the “Company”) PREC14A Filed October 31, 2024 by Knighted Pastures, LLC et al. (the “Proxy Statement”) File No. 001-38226

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated November 8, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Knighted Pastures, LLC and the other participants in its solicitation (collectively, “Knighted”) and provide the following responses on Knighted’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A Filed October 31, 2024

General

1.	In the shareholder letter preceding the proxy statement, you state that the Company has had “marginal business growth” since the sale of the World Poker Tour business in July 2021. Please revise to provide support for this factual assertion.

Knighted acknowledges the Staff’s comment and directs the Staff’s attention to the Company’s annual report for fiscal year 2023 on Form 10-K filed with the SEC on March 28, 2024, which discloses total revenue for fiscal year 2022 as approximately $6.3 million and fiscal year 2023 as $7.6 million. In addition, Knighted has revised the Proxy Statement to clarify that it views such revenue growth as underperforming. Please see the letter preceding the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 14, 2024

2.	We note that disclosure on pages 3 and 21 of the proxy statement indicates that the Knighted Nominees will represent the minority of the Company’s directors if elected. We also note that if the Knighted Nominees are elected and Messrs. Li, Guo, and Qu are removed as Company directors through the Removal Proposal, the Knighted Nominees will represent a majority of the Company’s directors following the Annual Meeting. Please revise to explain how the Removal Proposal may result in the Knighted Nominees representing a majority of the Company’s directors, or otherwise advise.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement to explain how the approval of the Removal Proposal may result in the Knight Nominees representing a majority of the Company’s directors. Please see pages 3, 22 and 26 of the Proxy Statement.

3.	See our last comment above. Please disclose whether the election of the Knighted Nominees and the removal of Messrs. Li, Guo, and Qu as Company directors through the Removal Proposal would result in a change of control of the Company under any agreements that the Company has entered into and quantify the effect of such change in control.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement to describe whether the election of the Knighted Nominees and the removal of Messrs. Li, Guo and Qu would result in a change of control of the Company under the Company’s publicly disclosed material agreements. Please see page 26 of the Proxy Statement.

4.	On pages 8 and 28 of the proxy statement, you describe ZH CPA, LLC as a “small, relatively unknown accounting firm.” Please revise to recharacterize and provide support for this opinion.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 8 and 29 of the Proxy Statement.

5.	On the preliminary proxy card, please put the Company’s director nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Knighted acknowledges the Staff’s comment and has revised the proxy card accordingly. Please see the proxy card.

Background to the Solicitation, page 7

6.	On page 14 of the proxy statement, we note the description of Knighted’s response in the Chancery Action, filed on June 18, 2024, opposing the defendants’ motion to dismiss. Please revise to identify the specific “documents and testimony” used to make the arguments summarized in this description. For example, please identify the sources of the quoted language in romanettes (i) and (ii) and the evidence that suggested that Ms. Chen was unprepared for the Board meeting mentioned in romanette (iii).

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 14 of the Proxy Statement.

November 14, 2024

Additionally, Knighted hereby confirms and provides the following information to the Staff on a supplemental basis. Certain of the exhibits and testimony related to the First Chancery Action, including certain of the documents and items identified in the newly added footnotes on page 14 of the Proxy Statement remain under seal and subject to a confidentiality order. However, attached hereto as Exhibit A are excerpts from Knighted’s Response to Defendants’ Motion to Dismiss filed on June 18, 2024 in the First Chancery Action (the “Response Motion”), which note the basis for the quoted language in romanettes (i) and (ii) (with relevant portions highlighted), as well as the other romanettes. Please note that the Response Motion was originally filed under seal, however, also included in Exhibit A is the signed Order by Vice Chancellor J. Travis Laster denying a motion to maintain the confidentiality of the material discussed in the Response Motion. Finally, attached as Exhibit B is a transmittal affidavit filed in support of the Response Motion (the “Affidavit”) (with relevant portions highlighted). The Affidavit is publicly available and confirms the names of and delivery of the documents and items identified in the newly added footnotes on page 14 of the Proxy Statement.

7.	We note the disclosure on page 14 of the proxy statement that, on June 20, 2024, the Court of Chancery granted in part the defendants’ motion to dismiss the Chancery Action. If any remaining portion of the Chancery Action relates to the Annual Meeting, please revise this section to provide an update on the current status of this litigation.

Knighted acknowledges the Staff’s comment and hereby confirms to the Staff that as of the date hereof the First Chancery Action has concluded and no remaining portion relates to the Annual Meeting. Knighted has updated the Proxy Statement accordingly. Please see page 42 of the Proxy Statement.

In addition, and on a supplement basis, Knighted hereby confirms to the Staff that on November 12, 2024, Knighted filed a civil action in the Court of Chancery against current members of the Board, Yangyang Li, Yuanfei Qu, Mao Sun, Chi Zhao, Jingsheng Lu, Guanzhou Qin, and Yushi Guo (collectively, the “Director Defendants”), Zongmin Ding, and Ourgame, Vital, a wholly-owned subsidiary of Ourgame, Yellow River and Blue Planet, a subsidiary of Yellow River, C.A. No. 2024-1158 (the “Second Chancery Action”), asserting claims for (x) breach of fiduciary duty against the Director Defendants related to the entry into the Yellow River Transaction to entrench the directors in office, and to impede Knighted and other stockholders’ rights to elect directors at the Annual Meeting, and (y) aiding and abetting breach of fiduciary duty against Ourgame, Yellow River, Blue Planet and Mr. Ding for knowingly participating in the Director Defendants’ breaches of fiduciary duty related to the Yellow River Transaction. In connection with the Second Chancery Action, Knighted filed a motion to expedite and a motion for a preliminary injunction, to enjoin the Company from holding the Annual Meeting until the Court of Chancery can adjudicate the claims in the Second Chancery Action. Knighted has updated the Proxy Statement to reflect the filing of the Second Chancery Action and to disclose that the Second Chancery Action is currently pending. Please see pages 18, 20 and 42 of the Proxy Statement.

November 14, 2024

Reasons for the Solicitation, page 18

8.	We note the following statement on page 18 of the proxy statement: “The Knighted Parties have been committed stockholders of the Company since the de-SPAC transaction in 2019.” We also note the disclosure on page 7 of the proxy statement, that the Knighted Parties acquired shares of the Common Stock, a warrant to purchase shares of Common Stock, and a convertible promissory note on April 29, 2020. The Schedule 13G filed by the Knighted Parties on May 13, 2020 does not appear to reflect any additional beneficial ownership. Please revise to recharacterize this statement, or otherwise advise.

Knighted acknowledges the Staff’s comment and hereby confirms on a supplemental basis that at the time of the Company’s de-SPAC transaction the Knighted Parties held a secured convertible promissory note issued by the Company with an outstanding principal amount of $5,000,000 and a warrant to purchase 190,000 shares of Common Stock. The Knighted Parties then partially exercised the secured convertible promissory note in April 2020 and acquired 1,250,000 shares of Common Stock directly. Therefore, the Knighted Parties have been stakeholders of the Company since the de-SPAC transaction and direct stockholders since 2020, Knighted has revised the Proxy Statement to reflect the foregoing. Please see pages 7 and 19 of the Proxy Statement.

9.	On page 12 of the proxy statement, you indicate that the Knighted Parties filed a Schedule 13D amendment on March 7, 2024, which stated that “the Knighted Parties . . . intend to nominate qualified individuals for election to the Board at the Annual Meeting.” Below the table on page 20 of the proxy statement, we note that March 6, 2024 is described as “the last day prior to the public announcement of the nomination of the Knighted Nominees.” Please revise to clarify that, on March 7, 2024, the Knighted Parties announced their intention to nominate director candidates for consideration at the Annual Meeting, but had not yet nominated the Knighted Nominees mentioned in the proxy statement, or otherwise advise.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that on March 7, 2024, the Knighted Parties announced their intention to nominate director candidates for consideration at the Annual Meeting. Please see page 21 of the Proxy Statement.

Proposal 2, page 26

10.	In this section, you indicate that abstentions will have no effect on the outcome of Proposal 2. Please revise this section to state that abstentions will be counted as votes against Proposal 2, consistent with your disclosure on page 38 of the proxy statement and the Company’s proxy statement.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 27 of the Proxy Statement.

November 14, 2024

Proposal 4, page 28

11.	See our last comment above. Please revise this section to state that abstentions will be counted as votes against Proposal 4, consistent with your disclosure on page 38 of the proxy statement and the Company’s proxy statement.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 29 of the Proxy Statement.

Proposal 5, page 29

12.	On the preliminary proxy card, we note that you are soliciting a separate vote on each of Messrs. Li, Guo, and Qu in the Removal Proposal, whereas the resolution put forth in the Removal Proposal and your recommendation to vote “FOR” the Removal Proposal suggest that you are soliciting a vote on the removal of these Company directors collectively. Please revise this section to clearly indicate that you are soliciting a separate vote on the removal of each of Messrs. Li, Guo, and Qu, or otherwise advise.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that we are soliciting a separate vote for the removal of each Messrs. Li, Guo and Qu individually and separately under the Removal Proposal. Please see page 30 of the Proxy Statement.

13.	We note the following statement on page 29 of the proxy statement: “In sum, we believe that Messrs. Li, Guo, and Qu’s malfeasance and manipulations of the corporate machinery constitute sufficient cause to remove the entire Board under Delaware law” (emphasis added). Please revise to clarify that the Knighted Parties are not seeking the removal of Mr. Zongmin (Philip) Ding and Ms. Chi Zhao as Company directors through the Removal Proposal.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 30 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman